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                             July 20, 2020

       Bong Lau
       Chief Executive Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Street, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 23,
2020
                                                            CIK No. 1814963

       Dear Mr. Lau:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1

       Selected Consolidated Financial and Operating Data, page 54

   1. Refer to the first sentence of the introductory paragraph. Revise to omit the reference to providing selected
consolidated statements of cash flows data, or provide such cash flows data in a table similar
to that provided on page 13 under Summary Consolidated Financial and Operating Data.
 Bong Lau
FirstName   LastNameBong    LauGroup Inc.
Intelligent Living Application
Comapany
July        NameIntelligent Living Application Group Inc.
     20, 2020
July 20,
Page  2 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 61

2. Refer to the last sentence in the first paragraph on page 61, where a shareholder and director forgave a related party loan of $1,173,849 as contribution of capital to the company in 2019. Please reconcile this disclosure with that on page 57, under the
         Overview section, that you were able to reduce your bank borrowings and related interest costs with a shareholder contribution of approximately $1.2 million in 2019. In this regard, the statements of shareholders' equity does provide for this amount as a shareholder contribution; however, the financing activities section of the statements of cash flows reflects such amount as cash proceeds from the shareholder rather than as a supplemental non-cash financing activity of related party debt forgiveness in exchange for equity. Please revise the narrative disclosures and financial statements accordingly to clarify the form of shareholder contribution received and how it was applied (i.e., cash proceeds received and used to reduce bank borrowings or related party loan forgiveness in exchange for non-cash equity contribution). Reference is also made to disclosure in the last paragraph under Related Party Transactions on page 102, which appears to imply the loan was forgiven without the payment of a cash contribution and also to Note 8, Related
         Party Balances and Transactions on page F-17.

Our Business, page 73

3. Please revise your business section to provide a discussion of the sources and availability of raw materials used in your operations. Please refer to Item 4.B.4 of Form 20-F.
4. We note your disclosure that you intend to launch smart lock and smart security products to meet increasing consumer demands. We further note that you are currently in the research phase of your smart locks and smart security products, and that you plan to use part of the proceeds from this offerings for research and development purposes of smart locks, smart security, and internet of things products. Please revise this section to elaborate on some of the challenges that you may face in the smart locks and smart security industry. In addition, please consider revising your prospectus accordingly, for example, but not limited to, including appropriate risk factor disclosure.
Report of Independent Registered Public Accounting Firm, page F-2

5. We note the auditors' report does not indicate a going concern opinion was issued that raises substantial doubt about the Company's ability to continue as a going concern. As appropriate and to be consistent with disclosures in the Risk Factor on page 15 and Note 2 on page F-8 that there are matters that raise substantial doubt about your ability to continue as a going concern, please have your auditors revise their auditors' opinion accordingly or supplementally explain why revision is not necessary based on your current disclosures.
 Bong Lau
Intelligent Living Application Group Inc.
July 20, 2020
Page 3


       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameBong Lau
                                                       Division of Corporation
Finance
Comapany NameIntelligent Living Application Group Inc.
                                                       Office of Manufacturing
July 20, 2020 Page 3
cc:       Jeffrey Li
FirstName LastName